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SEC FILE NUMBER
~~8-51992~~ 8-23436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED AUG 27 2002 WASH. D.C. 160 SECTION

FV 9/13/02

REPORT FOR THE PERIOD BEGINNING July 1, 2001 ENDING June 30, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Davey & Unno, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One West 72nd Street, Apt. 53C
(No. and Street)

New York	N.Y.	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Davey 212 580-9796
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, John Davey swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Davey & Unno, Inc., as of

June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Davey
Signature

Director
Title
Treasurer

Notary Public

HENRY ORDYNANS
Notary Public, State of New York
No. 01OR4750173
Qualified in Rockland County
Commission Expires December 31, 2005

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVEY & UNNO INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL
JUNE 30, 2002

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Davey & Unno Inc.
New York, New York

We have audited the accompanying statement of financial condition of Davey & Unno Inc. as of June 30, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davey & Unno Inc., as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2002

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

DAVEY & UNNO INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents	$	21,631
Due from clearing broker		172,277
Commission receivable		1,123
Securities owned		151,898
Other investments		512,312
Prepaid expenses		33,738
Furniture and equipment, net of accumulated depreciation of $354,884		13,429
	$	906,408

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Income taxes payable-deferred	$	13,000

Stockholders' equity

Common stock, no par value: $150 stated value, 200 shares authorized, 10 shares issued and outstanding		1,500
Additional paid-in capital		48,989
Retained earnings		842,919
		893,408
	$	906,408

See notes to financial statements

DAVEY & UNNO INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2002

REVENUES	
Commissions	$ 258,437
Interest and dividends	7,372
Investment loss	(16,823)
	248,986
EXPENSES	
Employee compensation	94,190
Occupancy and office	166,097
Communications	12,721
Depreciation	12,641
Operating expenses	39,014
	324,663
LOSS BEFORE TAXES	(75,677)
INCOME TAXES-CURRENT	(16,852)
INCOME TAXES-DEFERRED	(20,000)
	(36,852)
NET LOSS	$ (38,825)

See notes to financial statements

DAVEY & UNNO INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002

Cash flows from operating activities	
Net loss	$ (38,825)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	12,641
Increase in due from clearing broker	(65,041)
Decrease in commision receivable	38,130
Decrease in securities owned	1,895
Decrease in other investments	80,581
Increase in other assets	(4,996)
Decrease in deferred taxes payable	(20,000)
Total adjustments	43,210
Net cash provided by operating activities	4,385
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,385
CASH AND CASH EQUIVALENTS - BEGINNING	17,246
CASH AND CASH EQUIVALENTS - END	$ 21,631

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ 1,814

See notes to financial statements

DAVEY & UNNO INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance - beginning	$ 1,500	$ 48,989	$ 881,744	$ 932,233
Net loss			(38,825)	(38,825)
Balance - end	$ 1,500	$ 48,989	$ 842,919	$ 893,408

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Davey & Unno, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker-dealer. There were no liabilities subordinated to the claims of creditors during the year ended June 30, 2002.

Security Transactions

Marketable securities are stated at market value. Securities transactions and commission income are recorded on a trade date basis.

Other Investments

Other investments consist of art work and antiques and are recorded at cost. No depreciation or amortization is recorded.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods over the estimated useful lives of the assets.

Deferred Income Taxes

Deferred income taxes are provided for differences between financial and tax reporting on the liability method. Income tax returns are recorded on the cash basis and gains and losses are recognized for tax purposes when realized.

Use of Estimates in Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Statement of Cash Flows

Cash equivalents consist of money market fund balances.

Significant Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the company's clearing firm, Bear Stearns Securities Corp.

2. RELATED PARTY TRANSACTIONS

The Company rents its office space in New York on a month-to-month basis from its stockholders at a cost of approximately $6,000 per month plus additional costs. Total rent expense for the year ended June 30, 2002 was approximately $75,000. The Company sold other assets to the shareholders at their estimated fair market value of approximately $67,500 with no gain or loss on sale.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $313,484, which was $213,484 in excess of its required net capital of $100,000. The Company had no aggregate indebtedness as of June 30, 2002.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

NET CAPITAL	
Total stochholder's equity	$ 893,408
Add: Deferred income tax on haircuts	4,179
	897,587
Deductions	
Non-allowable assets	559,479
Capital before undue concentration and haircuts on securities positions	338,108
Haircuts and undue concentration	24,624
NET CAPITAL	$ 313,484
AGGREGATE INDEBTEDNESS	$ -
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 213,484

PERCENTAGE OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL *N/A*

NOTE:
There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of June 30, 2002.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Davey & Unno Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Davey & Unno Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Davey & Unno Inc. for the year ended June 30, 2002 and this report does not affect our report.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2002